SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

Schedule 13G

Under the Securities Exchange Act of 1934
(Amendment No.          )*

ELECTRONIC DATA SYSTEMS CORP.
(Name of Issuer)

COMMON
(Title of Class of Securities)

285661104
(CUSIP Number)


Check the following box if a fee is being paid with this statement |   |.  (A
Fee is not required only if the filing person: (1) has a previous statement on file reporting beneficial ownership of more than five percent of the class of securities described in Item 1; and (2) has filed no amendment subsequent thereto reporting beneficial ownership of five percent or less of such class.) (See Rule 13d-7.)

*The remainder of this cover page shall be filled out for a reporting person's initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter the disclosures provided in a prior cover page.

The information required in the remainder of this cover page shall not be deemed to "filed" for the purpose of Section 18 of the Securities Exchange Act of 1934 ("Act") or otherwise subject to the liabilities of that Section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).


1 NAME OF REPORTING PERSON
S.S. OR I.R.S. IDENTIFICATION NO. OF ABOVE PERSON
Montag & Caldwell, Inc.

2 CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP*
(A) |     |
(B) |     |

3 SEC USE ONLY


4 CITIZENSHIP OF PLACE OF ORGANIZATION
Atlanta GA

NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH

5 SOLE VOTING POWER
None

6 SHARED VOTING POWER
None

7 SOLE DISPOSITIVE POWER
Yes

8 SHARED DISPOSITIVE POWER
N/A

9 AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON
Montag & Caldwell, Inc.  Total shares as of 12-31-00 are 26,886,677

10 CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (9) EXCLUDES CERTAIN SHARES*
N/A

11 PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW 9
5.8%

12 TYPE OF REPORTING PERSON*
IA (Investment Advisor)


General Instructions. A. Statements containing the information required by this Schedule shall be filed not later than February 14 following the calendar year covered by the statement or within the time specified in Rule 13d-1(b)(2), if applicable.
	B. Information contained in a form which is required to be filed by rules under Section 13(f) of the Act for the same calendar year as that covered by a statement on this Schedule ma be incorporated by reference in response to any of the items of this Schedule. If such information is incorporated by reference in this Schedule, copies of the relevant pages of such form shall be filed as an exhibit to this Schedule.
	C.The item numbers and captions of the items shall be included but the text of the items is to be omitted. The answers to the items shall be so prepared as to indicate clearly the coverage of the items without referring to the text of the items. Answer every item. If an item is inapplicable or the answer is in the negative, so state.

Item 1(a) Name of Issuer:
ELECTRONIC DATA SYSTEMS CORP.

Item 1(b) Address of Issuer's Principal Executive Offices:
5400 LEGACY DRIVE PLANO TX 75024-3199

Item 2(a) Name of Person Filing:
MONTAG & CALDWELL, INC.

Item 2(b) Address of Principal Business Office or, if none, Residence:
3455 PEACHTREE ROAD, NE SUITE 1200 ATLANTA GA 30326-3248

Item 2(c) Citizenship:
U.S.

Item2(d) Title of Class of Securities:
COMMON

Item 2(e) CUSIP Number:
285661104

Item 3. If this statement is filed pursuant to Rules 13d-1(b), or 13d-2(b), check whether the person filing is a :
(a)	|     |	Broker of Dealer registered under Section 15 of the Act
(b)	|     |	Bank as defined in section 3(a)(6) of the Act
(c)	|     |	Insurance Company as defined in section 3(a)(19) of the Act
(d)	|     |	Investment Company registered under section 8 of the
Investment Company Act
(e)	| X |	Investment Adviser registered under section 204 of the Investment
Advisers Act of 1940
(f)	|     |	Employee Benefit Plan, Pension Fund which is subject to the
provisions of the Employee Retirement Income Security Act of 1974 or Endowment
Fund: see Rule 13d-1(b)(1)(ii)(F)
(g)	|     |	Parent Holding Company, in accordance with Rule 13d-
1(b)(1)(ii)(G) (Note: See Item 7)
(h)	|     |	Group, in accordance with Rule 13d-1(b)(1)(ii)(H)

Item 4.  Ownership.
If the percent of the class owned, as of December 31 of the year covered by the statement, or as of the last day of any month described in Rule 13d-1(b)(2), if applicable, exceeds five percent, provide the following information as of that date and identify those shares which there is a right to acquire.
(a) Amount Beneficially Owned:
26,886,677
(b) Percent of Class
5.8%
(c) Number of shares as to which such person has:
(i) sole power to vote or to direct the vote....................0
(ii) shared power to vote or to direct the vote.................0
(iii) sole power to dispose or to direct the disposition of.....26,886,677
(iv) shared power to dispose or to direct the disposition of....0
Instruction: For computations regarding securities which represent a right to acquire an underlying security see Rule 13d-3(d)(1).
Item 5.  Ownership of Five Percent or Less of a Class.
If this statement is being filed to report the fact that as of the date hereof the reporting person has ceased to be the beneficial owner of more than five
percent of the class of securities, check the following  |     |.
Instruction:  Dissolution of a group requires a response to this item.
Item 6.  Ownership of More than Five Percent on Behalf of Another Person.
If any other person is known to have the right to receive or the power to direct the receipt of dividends from, or the proceeds from the sale of, such securities, a statement to that effect should be included in response to this item and, if such interest relates to more than five percent of the class, such person should be identified. A listing of the shareholders of an investment company registered under the Investment Company Act of 1940 or the beneficiaries of employee benefit plan, pension fund or endowment fund is not required.
Item 7. Identification and Classification of the Subsidiary Which Acquired the Security Being Reported on By the Parent Holding Company.
If a parent holding company has filed this Schedule, pursuant to Rule 13d-1(b)(ii)(G), so indicate under Item 3(g) and attach an exhibit stating the identity and the Item 3 classification of the relevant subsidiary. If a parent holding company has filed this Schedule pursuant tot rule 13d-1(c), attach an exhibit stating the identification of the relevant subsidiary.
Item 8.  Identification and Classification of Members of the Group.
If a group has filed this Schedule pursuant to Rule 13d-1(b)(ii)(H), so indicate under Item 3(h) and attach an exhibit stating the identity and Item 3 classification of each member of the group. If a group has filed this Schedule pursuant to Rule 13d-1(c), attach an exhibit stating the identity of each member of the group.
Item 9.  Notice of Dissolution of Group.
Notice of dissolution of a group may be furnished as an exhibit stating the date of the dissolution and that all further filings with respect to transactions in the security reported on will be filed, if required, by members of the group, in their individual capacity. See Item 5.
Item 10.  Certification.
The following certification shall be included if the statement is filed pursuant to Rule 13d-1(b): By signing below I certify that, to the best of my knowledge and belief, the securities referred to above were acquired in the ordinary course of business and were not acquired for the purpose of and do not have the effect of changing or influencing the control of the issuer of such securities and were not acquired in connection with or as a participant in any transaction having such purpose or effect.

Signature.
After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

February 1, 2001
Date


Signature

Ronald E. Canakaris / CEO and President
Name/Title

	The original statement shall be signed by each person on whose behalf the statement is filed or his authorized representative. If the statement is signed on behalf of a person by his authorized representative (other than an executive officer or general partner of the filing person),evidence of the representative's authority to sign on behalf of such person shall be filed with the statement, provided, however, that a power of attorney for this purpose which is already on file with the Commission may be incorporated by reference.
 The name and any title of each person who signs the statement shall be typed or printed beneath his signature.
Note: Six copies of this statement, including all exhibits, should be filed with the Commission.
Attention: Intentional misstatements or omissions of fact constitute Federal criminal violations (See 18 U.S.C. 1001).